UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006 METAL STORM COMPLETES US MARINE CONTRACT
Arlington, VA — November 14, 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology specialist Metal Storm Limited has announced that Metal Storm Incorporated (MSI), has completed a key contract for the United States Marine Corps.
After a full and open acquisition process, MSI was one of two companies selected to participate in a Market Research Demonstration (MRD) for the US Marine Corps System Command’s Mission Payload Module — Non Lethal Weapon System program.
The purpose of the MRD was to determine the maturity level of technology in the marketplace. Following the MRD, the U.S. Government plans to solicit proposals for the System Development and Demonstration Phase. Following this phase, the Government anticipates requesting proposals for production contracts.
The demonstration, using Metal Storm’s FireStorm lightweight multi-barrel 40mm electronic weapon, was conducted at the Naval Surface Warfare Center in Dahlgren, Virginia. To facilitate the assessment of the weapon, MSI was required to deliver the weapon system and ammunition to the US Navy in advance of the testing. MSI trained US Navy personnel to operate the FireStorm system, and the US Navy personnel carried out the demonstration firing.
During the MRD, the US Government collected performance data on the system accuracy and coverage area at ranges of 30 and 150 meters for two non-lethal munitions that were launched from Metal Storm’s FireStorm weapons platform.
MSI General Manager, Peter D. Faulkner, said: “We are proud to have been selected to participate in the MRD and are looking forward to our continued involvement in the Mission Payload Module program as the Marine Corps acquisition process evolves. We believe our weapons platform will offer significant advantages in range, area coverage, precision, and scalability over current non-lethal weapon systems.”
“The Mission Payload Module — Non-Lethal Weapons System will provide a non-lethal counter-personnel capability to support missions requiring crowd control and will deny, defend and control area access while allowing the user to engage threats at standoff ranges and protect non-combatants.” Mr Faulkner said.
Follow-on increments will ultimately be integrated on other tactical vehicle platforms, unmanned ground vehicles, and Navy surface water vessels.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC ticker symbol: MTSXY
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: November 14, 2008	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary